UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EnLink Midstream, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336T100

(CUSIP Number)

Global Infrastructure Management LLP

Attention: Joseph Blum

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336T100		13D

1	Names of Reporting Persons Global Infrastructure Investors III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 115,495,669

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 115,495,669

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,495,669

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.8%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29336T100		13D

1	Names of Reporting Persons Global Infrastructure GP III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 115,495,669

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 115,495,669

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,495,669

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.8%

14	Type of Reporting Person PN

CUSIP No. 29336T100		13D

1	Names of Reporting Persons GIP III Stetson Aggregator II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 115,495,669

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 115,495,669

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,495,669

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.8%

14	Type of Reporting Person PN

CUSIP No. 29336T100		13D

1	Names of Reporting Persons GIP III Stetson Aggregator I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 115,495,669

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 115,495,669

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,495,669

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.8%

14	Type of Reporting Person PN

CUSIP No. 29336T100		13D

1	Names of Reporting Persons GIP III Stetson GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 115,495,669

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 115,495,669

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,495,669

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.8%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29336T100		13D

1	Names of Reporting Persons GIP III Stetson II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 115,495,669

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 115,495,669

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,495,669

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.8%

14	Type of Reporting Person PN

CUSIP No. 29336T100	13D

Item 1.                           Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Units Representing Limited Liability Company Interests (the “Common Units”) of EnLink Midstream, LLC, a Delaware limited liability company (the “Issuer”) whose principal executive offices are located at 1722 Routh St., Suite 1300, Dallas, Texas 75201.

Item 2.                            Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Global Infrastructure Investors III, LLC (“Global Investors”),

Global Infrastructure GP III, L.P. (“Global GP”),

GIP III Stetson Aggregator II, L.P. (“Aggregator II”),

GIP III Stetson Aggregator I, L.P. (“Aggregator I”),

GIP III Stetson GP, LLC (“Stetson GP”) and

GIP III Stetson II, L.P. (“Stetson II”).

Global GP is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105. The principal business of each of the Reporting Persons is investing in securities, including of the Issuer.

Information with respect to the directors and officers of Global Investors and Stetson GP, (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

In connection with the closing of the transactions contemplated by the purchase agreement, dated as of June 5, 2018, by and among Devon Gas Services, L.P., Southwestern Gas Pipeline, L.L.C., EnLink Midstream Manager, LLC (“EnLink Midstream Manager”), acting solely in its capacity as managing member of the Issuer, GIP III Stetson I, L.P. (“Stetson I”), Stetson II, and, solely for certain purposes described therein, Devon Energy Corporation (the “Purchase Agreement”) as described in Item 4 herein, for aggregate consideration of $3,125,000,000, Southwestern Gas Pipeline, L.L.C. transferred 7,531,883 common units representing limited partnership interests of EnLink Midstream Partners, LP to Stetson I and Devon Gas Services, L.P. transferred (i) 115,495,669 Common Units to Stetson II and (ii) 87,128,717 common units

CUSIP No. 29336T100	13D

representing limited partnership interests of EnLink Midstream Partners, LP and all of the outstanding limited liability company interests of EnLink Midstream Manager to Stetson I.

To fund a portion of the closing consideration, on July 18, 2018 Stetson I and Stetson II, as borrowers, and GIP III Stetson Holdings I, L.P. and GIP III Stetson Holdings II, L.P., as guarantors and pledgors, entered into a Credit Agreement (as amended to date, the “Credit Agreement”) with Goldman Sachs Lending Partners LLC, as Administrative Agent and Lender. As security for their obligations under the Credit Agreement, Stetson I and Stetson II pledged all of their Common Units, common units representing limited partnership interests of EnLink Midstream Partners, LP limited liability company interests of EnLink Midstream Manager (collectively, the “Pledged Units”). All voting rights and rights to receive dividends or distributions with respect to the Pledged Units will remain with Stetson I and Stetson II unless an event of default under the Credit Agreement has occurred and is continuing.

Stetson II obtained the remainder of the funds to purchase the Common Units through a capital contribution from its partners.

Item 4.                                 Purpose of Transaction.

Purchase Agreement

On July 18, 2018, Stetson II purchased 115,495,669 Common Units pursuant to the Purchase Agreement.

Director Designation Rights

Pursuant to the Second Amended and Restated Limited Liability Company Agreement of EnLink Midstream Manager (the “Midstream Manager LLC Agreement”), Stetson I, as the sole member of EnLink Midstream Manager, has the ability to cause the election of the members of the board of directors (the “Board”) of EnLink Midstream Manager, which is the managing member of the Issuer. In addition, under the Midstream Manager LLC Agreement, Stetson I has the power to modify the numbers of votes allocated to any director (other than an independent director), which allocation may be disproportionate among the directors so long as each director has at least one vote. Following the completion of the transactions contemplated by the Purchase Agreement (the “Unit Purchase”), Stetson I appointed William J. Brilliant, William A. Woodburn and Matthew C. Harris as members of the Board. Barry E. Davis, Leldon E. Echols, Rolf A. Gafvert, Michael J. Garberding and James C. Crain will continue to serve on the Board.

Registration Rights Agreement

Upon consummation of the Unit Purchase, Stetson I and the Issuer executed a joinder to the Registration Rights Agreement, dated as of March 7, 2014, by and among Devon Energy Devon Gas Services, L.P. and the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has granted Stetson II certain demand and piggyback registration rights with respect to the Common Units. Such rights will terminate once Stetson II and its affiliates cease to hold any Registrable Securities (as defined in the Registration Rights Agreement).

CUSIP No. 29336T100	13D

The foregoing descriptions of the Purchase Agreement, Midstream Manager LLC Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Consistent with prior disclosures made by EnLink Midstream Partners, LP and the Issuer, the Reporting Persons are evaluating a range of potential reorganization transactions involving EnLink Midstream Partners, LP, the Issuer and their subsidiaries, including, among other things, potential reorganization transactions to streamline and simplify the organizational structures of EnLink Midstream Partners, LP and the Issuer, improve their equity and debt cost of capital and facilitate financing of growth opportunities. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Units; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 29336T100	13D

Item 5.                                 Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 181,042,476 Common Units outstanding as of June 1, 2018:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Global Infrastructure Investors III, LLC	115,495,669	63.8%	0	115,495,669	0	115,495,669
Global Infrastructure GP III, L.P.	115,495,669	63.8%	0	115,495,669	0	115,495,669
GIP III Stetson Aggregator II, L.P.	115,495,669	63.8%	0	115,495,669	0	115,495,669
GIP III Stetson Aggregator I, L.P.	115,495,669	63.8%	0	115,495,669	0	115,495,669
GIP III Stetson GP, LLC	115,495,669	63.8%	0	115,495,669	0	115,495,669
GIP III Stetson II, L.P.	115,495,669	63.8%	0	115,495,669	0	115,495,669

Stetson II is the record holder of 115,495,669 Common Units.

Global Investors is the sole general partner of Global GP, which is the general partner of each of Aggregator I and Aggregator II, which are the managing members of Stetson GP, which is the general partner of Stetson II. As a result, Global Investors, Global GP, Aggregator I, Aggregator II and Stetson GP may be deemed to share beneficial ownership of the Common Units beneficially owned by Stetson II. Adebayo Ogunlesi, Jonathan Bram, William Brilliant, Matthew Harris, Michael McGhee, Rajaram Rao, William Woodburn, Salim Samaha and Robert O’Brien, as the voting members of the Investment Committee of Global Investors, may be deemed to share beneficial ownership of the Common Units beneficially owned by Global Investors. Such individuals expressly disclaim any such beneficial ownership.

(c)                                  Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Units.

(d)                                 None.

(e)                                  Not applicable.

CUSIP No. 29336T100	13D

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 above summarizes certain provisions of the Credit Agreement and is incorporated herein by reference. Item 4 above summarizes certain provisions of the Purchase Agreement, Midstream Manager LLC Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                              Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2

Credit Agreement, dated as of July 18, 2018, among GIP III Stetson Holdings I, L.P. and GIP III Stetson Holdings II, L.P., as parents, GIP III Stetson I, L.P. and GIP III Stetson II, L.P., as borrowers, the lenders party thereto, Goldman Sachs Lending Partners LLC, as administrative agent, and Wilmington Trust, National Association, as collateral agent.

3

Purchase Agreement, dated June 5, 2018, by and among Devon Gas Services, L.P., Southwestern Gas Pipeline, L.L.C., EnLink Midstream Manager, LLC, acting solely in its individual capacity and not in its capacity as managing member of the Issuer, GIP III Stetson I, L.P., GIP III Stetson II, L.P. and, solely for certain purposes described therein, Devon Energy Corporation (incorporated by reference to Exhibit 2.1 to the Devon Energy Corporation Current Report on Form 8-K filed on June 7, 2018).

4

Second Amended and Restated Limited Liability Company Agreement of EnLink Midstream Manager, LLC, dated as of July 18, 2018 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 23, 2018).

5

Registration Rights Agreement dated March 7, 2014, by and between Devon Gas Services, L.P. and EnLink Midstream, (incorporated by reference to Exhibit 10.1 to the Devon Energy Corporation Current Report on Form 8-K filed on March 10, 2014).

CUSIP No. 29336T100	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  July 30, 2018

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GLOBAL INFRASTRUCTURE GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON AGGREGATOR II, L.P.
By: Global Infrastructure GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

CUSIP No. 29336T100	13D

GIP III STETSON AGGREGATOR I, L.P.
By: Global Infrastructure GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON GP, LLC

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

GIP III STETSON II, L.P.
By: GIP III Stetson GP, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Global Infrastructure Investors III, LLC and the members of the Board of Managers of GIP III Stetson GP, LLC are set forth below. Unless otherwise noted, the business address of each individual is c/o Global Infrastructure Management, LLC, 1345 Avenue of the Americas, 30th Floor, New York, New York 10105.

Global Infrastructure Investors III, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Joseph Blum	General Counsel and Chief Compliance Officer of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Scott Hatton	Partner of Global Infrastructure Partners	United States
Michael McGhee	Founding Partner of Global Infrastructure Partners	United Kingdom
Gary Pritchard	Partner of Global Infrastructure Partners	United States
Rajaram Rao	Partner of Global Infrastructure Partners	United Kingdom
William Woodburn	Founding Partner of Global Infrastructure Partners	United States
Salim Samaha	Partner of Global Infrastructure Partners	United States
Robert Stewart	Partner of Global Infrastructure Partners	Australia
Mark Levitt	Chief Operating Officer of Global Infrastructure Partners	United States
Gregg Myers	Managing Director of Finance and Accounting of Global Infrastructure Partners	United States
Robert O’Brien	Chief Risk Officer of Global Infrastructure Partners	United States

GIP III Stetson GP, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner / Founding Partner of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
William Brilliant	Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Mark Levitt	Chief Operating Officer of Global Infrastructure Partners	United States